Functional Brands Inc.

6400 SW Rosewood Street

Lake Oswego, Oregon 97035

February 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Functional Brands Inc.
Registration Statement on Form S-1, File No. 333-284180

WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 14, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:30 p.m., Eastern Time, on Friday, February 14, 2025, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Please contact Scott E. Linsky, at (732) 395-4400 from Lucosky Brookman LLP, with any questions you may have regarding this matter.

Sincerely yours,

Functional Brands Inc.

/s/ Eric Gripentrog
Eric Gripentrog
Chief Executive Officer